

September 10, 2012

Via E-mail
Andrew S. Thomas
Chief Executive Officer
Skkynet Cloud Systems, Inc.
20 Bay Street – Suite 1100
Toronto, Ontario
Canada M5J 2N8

      Re: Skkynet Cloud Systems, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed August 30, 2012
              File No. 333-180951

Dear Mr. Thomas:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 14, 2012.

General

1.   Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Risk Factors, page 4

2.   We note that your revised disclosure in response to prior comment 2 does not include a risk factor regarding your reliance on a small number of customers. In this respect, we note your disclosure that in the last three years twenty customers accounted for approximately 50% of your gross revenues, and that one customer accounted for 19% and 13% of gross revenues in FY 2010 and FY 2011, respectively. Please include a risk factor that alerts investors regarding the uncertainties of relying on a small number of significant customers.

Certain Relationships and Related Transactions, page 42

3.   We note your response to prior comment 6 that the company does not have any arrangements with its executive officers to pay the accrued salaries except for the portion of the accrued salaries converted to promissory notes the company issued to Messrs.

   Thomas and Benford on April 30, 2012. Your disclosure indicates that as of July 31, 2012, Andrew Thomas, Paul Benford, Lowell Holden and Paul Thomas each had accrued salaries. Please clarify whether there is any legal obligation to pay the accrued salaries of each of these officers and whether the company views these salaries as obligations that will be paid in some form in the future.

   You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3735.

          Sincerely,

          /s/ Barbara C. Jacobs

          Barbara C. Jacobs
          Assistant Director

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   Sol V. Slotnik